SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 31, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES ENHANCEMENT TO SHAW DIGITAL PHONE
UNLIMITED LONG DISTANCE CALLING PLAN

CALGARY, AB (May 27, 2005) – Shaw Communications announced today that Shaw Digital Phone customers can now call Hawaii and Alaska as part of their unlimited, anytime long distance calling plan. This is in addition to the current offering of anytime, unlimited long distance calling anywhere in Canada and the Continental U.S. at no extra charge.

“The addition of Alaska and Hawaii to our unlimited long distance calling plan means customers of Shaw Digital Phone can now call anywhere in Canada and the U.S. anytime they want to at no additional charge,” said Peter Bissonnette, President of Shaw Communications Inc. “This service enhancement further demonstrates that Shaw is committed to constantly improving our product offerings and customer experience, “ he added.

Shaw Digital Phone, now available in both Calgary and Edmonton, is a primary line telephone service that uses Shaw’s managed broadband network, versus the public Internet as some other VoIP providers do, to deliver a consistent level of quality and reliability to its telephone customers. Shaw Digital Phone is priced at $55.00 per month when bundled with any other Shaw service and includes a local residential line, unlimited anytime long distance calling within Canada and the U.S., and six convenient calling features: Voicemail, Call Display, Call Forwarding, 3-Way Calling, Call Return and Call Waiting.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX – SJR.NV.B, NYSE – SJR).

For more information, please contact:
Peter Bissonnette
Shaw Communications Inc.
(403) 750-4500